UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 25, 2022

CITIC Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39222	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
(Address of principal executive offices, including zip code)

(852) 3710-6888

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	CCAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCAC	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	CCAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously announced on June 21, 2021 and on June 28, 2021, CITIC Capital Acquisition Corp., a Cayman Islands exempted company limited by shares (“CCAC”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), by and among CCAC, CITIC Capital Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of CCAC (“Merger Sub”), and Quanergy Systems, Inc., a Delaware corporation (“Quanergy”).

On January 25, 2022, Quanergy issued the press release highlighting its business momentum on the path to be publicly listed on NYSE.

The information in this Item 8.01 and Exhibits 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CCAC under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings.

About Quanergy Systems, Inc.

Quanergy Systems’ mission is to create powerful, affordable smart LiDAR solutions for automotive and IoT applications to enhance people’s experiences and safety. Quanergy has developed the only true 100% solid-state CMOS LiDAR sensor built on optical phased array (OPA) technology to enable the mass production of low-cost, highly reliable 3D LiDAR solutions. Through Quanergy’s smart LiDAR solutions, businesses can now leverage real-time, advanced 3D insights to transform their operations in a variety of industries including industrial automation, physical security, smart cities, smart spaces and much more. Quanergy solutions are deployed by nearly 400 customers across the globe. For more information, please visit us at www.quanergy.com.

Important Information about the Business Combination and Where to Find It

In connection with the proposed transaction (the “Business Combination”), CCAC filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the Business Combination with Quanergy. CCAC urges its investors, shareholders and other interested persons to read the definitive proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about CCAC, Quanergy and the proposed Business Combination. CCAC has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each shareholder of CCAC as of the record date established for voting on the proposed Business Combination and will contain important information about the proposed Business Combination and related matters. Shareholders of CCAC and other interested persons are advised to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed Business Combination because they will contain important information about CCAC, Quanergy and the proposed Business Combination. Shareholders can also obtain copies of the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge at the SEC’s website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu Wang, telephone: +852 3710 6888. The information contained on, or that may be accessed through, the websites referenced in this current report is not incorporated by reference into, and is not a part of, this current report.

Participants in the Solicitation

CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s shareholders in connection with the proposed Business Combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCAC, including their ownership of CCAC’s securities in the definitive proxy statement/prospectus for the Business Combination, which was filed with the SEC on January 6, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCAC’s shareholders in connection with the proposed Business Combination are set forth in the proxy statement/prospectus for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination are included in the proxy statement/prospectus for the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This current report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCAC or Quanergy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Unaudited preliminary revenue and cash

The estimates of Quanergy’s 2021 revenue and end-of-year cash and cash equivalents is preliminary and subject to completion, including the completion of audit procedures as of and for the year ended December 31, 2021. As a result, the unaudited preliminary revenue and cash and cash equivalents set forth herein reflects Quanergy’s preliminary estimate with respect to such information, based on information currently available to management, and may vary from its actual financial position as of December 31, 2021. Further, this preliminary estimate is not a comprehensive statement or estimate of Quanergy’s financial results or financial condition as of and for the year ended December 31, 2021. The unaudited preliminary revenue and cash and cash equivalents amounts included herein have been prepared by, and are the responsibility of, Quanergy’s management. Grant Thornton, Quanergy’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the unaudited preliminary revenue or cash and cash equivalents. It is possible that Quanergy or Grant Thornton may identify items that require Quanergy to make adjustments to the financial information set forth herein. This preliminary estimate should not be viewed as a substitute for financial statements prepared in accordance with accounting principles generally accepted in the United States and they are not necessarily indicative of the results to be achieved in any future period. Accordingly, you should not draw any conclusions based on the foregoing preliminary estimate and should not place undue reliance on this preliminary estimate. Quanergy assumes no duty to update this preliminary estimate except as required by law. Quanergy expects to complete its audited financial statements for the year ended December 31, 2021 subsequent to the closing of the Business Combination.

Forward-Looking Statements

This current report includes certain statements that are not historical facts but are forward- looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this current report, including those regarding our expectations for full year 2021 revenue, our expectations for growth in the coming years including the expansion of our portfolio of smart LiDAR solutions, our anticipated market acceptance of our products, including LiDAR technology and perception software, CCAC’s ability to consummate the proposed Business Combination, anticipated timing of the proposed Business Combination, and the combined company’s future products and growth are forward-looking statements. These statements are based on various assumptions, whether or not identified in this current report, and on the current expectations of the respective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the shareholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering in connection with the Business Combination; failure to realize the anticipated benefits of the proposed Business Combination; risk relating to the uncertainty of the projected financial information with respect to Quanergy; the amount of redemption requests made by CCAC’s shareholders; the overall level of consumer demand for Quanergy’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of Quanergy’s securities on the New York Stock Exchange; the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included from time to time in CCAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents CCAC has filed, or will file, with the SEC, including the final amended registration statement on Form S-4 that will include proxy statements/prospectus that CCAC will file with the SEC in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed Business Combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward- looking statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward- looking statements reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this current report. Neither CCAC nor Quanergy gives assurance that either CCAC or Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCAC and Quanergy may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this current report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated as of January 25, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIC Capital Acquisition Corp.

Date: January 25, 2022

	By:	/s/ Fanglu Wang
	Name:	Fanglu Wang
	Title:	Chief Executive Officer

Exhibit 99.1

Quanergy Highlights Business Momentum on Path to Publicly Listing on NYSE

•	Achieved industry-first 200 meter OPA range milestone

•	Exceeded 2021 revenue guidance; 32% sequential revenue growth from Q3 ’21

•	Increased customer count to nearly 400 and global partners to over 50

•	Units shipped increased >50% from Q3 to Q4 ‘21

•	Average deal size expanded: 8 deals >$150k in Q4 ‘21

•	Expanded traction in industrial automation; initial customer wins in 2021

•	Headcount up >35% in 2021

Sunnyvale, CA – January 25, 2022 – Quanergy Systems, Inc. (“Quanergy” or the “Company”), a leading provider of OPA-based solid state LiDAR sensors and smart 3D solutions for automotive and IoT, today provided an update on the significant progress in its technological advancements and customer solutions since the announcement of its intended business combination with CITIC Capital Acquisition Corp. (NYSE: CCAC) in June 2021. Upon closing of the transaction, the combined company will be named Quanergy Systems, Inc. and is expected to be listed on the New York Stock Exchange (NYSE) under the ticker symbol “QNGY.” The transaction is expected to close in the first quarter of 2022, subject to satisfaction of customary closing conditions.

Today Quanergy has nearly 400 customers, 50 partnerships and over 130 employees worldwide.

Quanergy made considerable progress on its business and technology advancements including:

•

On June 29, 2021, the Company announced a strategic collaboration with Sensata Technologies (NYSE: ST), to focus on bringing affordable, smart LiDAR and 3D perception technologies to market, with Sensata Technologies providing insights to Quanergy on manufacturability, cost reduction, sourcing, and go-to-market strategies.

•

On July 13, 2021, the Company was selected by PARIFEX, a leading solution provider in project management for speed enforcement and smart cities, to deploy Quanergy’s M-Series 3D-LiDAR sensors for highway speed monitoring and enforcement with the French Ministry of the Interior.

•	On July 20, 2021, the Company announced that its MQ-8 LiDAR sensor and proprietary perception software QORTEX DTC had been selected to support the first V2X Smart City development in South Korea.

•

On July 27, 2021, the Company announced a new smart LiDAR deployment automating waste plant operations for Puxiang Bioenergy, in partnership with Hunan University and Bridge Health Intelligent Technology.

•

On August 3, 2021, the Company announced the successful driving demonstration of its S3 Series LiDAR, a true solid-state LiDAR sensor using an industry-first Optical Phased Array (OPA) technology and a scalable CMOS silicon manufacturing process for cost-effective, mass-market production, from a close proximity to a distance of 100 meters in bright sunlight.

•

On September 28, 2021, the Company appointed Karen Francis DeGolia to its Board as an independent director. Ms. DeGolia is an experienced CEO, director and strategic advisor with a deep knowledge of corporate governance and a strong track record of successfully building companies and businesses across multiple industries, with experience serving on the Board of companies such as Vontier, TuSimple, Nauto, and Wind River.

•	On October 28, 2021, the Company announced the release of QORTEX DTC 2.2, the latest version of its 3D perception software, designed for advanced smart city and security applications.

•

On November 16, 2021, the Company announced the debut of its new M1 Edge 2D LiDAR sensors, which pair with Quanergy’s QORTEX AWARE perception software. The M1 Edge offers 3x price/performance advantage vs incumbent solutions.

•

On December 14, 2021, the Company announced a partnership with Securitas France to provide the security industry’s first remote mobile surveillance solution with 3D LiDAR integration. The solution will utilize Quanergy’s M-Series LiDAR sensors to secure temporary and remote sites like construction sites, storage areas, parking areas, and more.

•	On January 5, 2022, the Company announced the successful demonstration of its OPA-based solid-state LiDAR technology out to a range of 200 meters.

•	On January 13, 2022, Quanergy was selected as the winner of the “Smart City Innovation of the Year” from IoT Breakthrough awards program.

•	On January 19, 2022, Quaunergy named Kevin Amiri Senior Vice President Operations to Maximize Long Term Growth.

•	Quanergy exits 2021 with strong momentum: with strong business growth:

•	Sensors units shipped increased by more than 50% from Q3 to Q4 2021;

•	Average deal size continued to expand; in Q4 2021 the company secured 8 deals larger than $150k;

•	Traction in Industrial Automation market continued to expand, with initial customer wins in 2021; and

•	Talent continued to grow, with the Company’s headcount growing by more than 35% since the year prior.

“We have diligently executed on our business plan,” said Dr. Kevin J. Kennedy, CEO at Quanergy. “We are poised for growth in the coming years as we commit to the further expansion of our portfolio of smart LiDAR solutions for the IoT and Automotive markets.”

For more information, visit www.quanergy.com

Media Contact

Neal Stein

Media@quanergy.com

About Quanergy Systems, Inc.

Quanergy Systems’ mission is to create powerful, affordable smart LiDAR solutions for automotive and IoT applications to enhance people’s experiences and safety. Quanergy has developed the only true 100% solid-state CMOS LiDAR sensor built on optical phased array (OPA) technology to enable the mass production of low-cost, highly reliable 3D LiDAR solutions. Through Quanergy’s smart LiDAR solutions, businesses can now leverage real-time, advanced 3D insights to transform their operations in a variety of industries including industrial automation, physical security, smart cities, smart spaces and much more. Quanergy solutions are deployed by nearly 400 customers across the globe. For more information, please visit us at www.quanergy.com.

Important Information about the Business Combination and Where to Find It

In connection with the proposed transaction (the “Business Combination”), CCAC filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the Business Combination with Quanergy. CCAC urges its investors, shareholders and other interested persons to read the definitive proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about CCAC, Quanergy and the proposed Business Combination. CCAC has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each shareholder of CCAC as of the record date established for voting on the proposed Business Combination and will contain important information about the proposed Business Combination and related matters. Shareholders of CCAC and other interested persons are advised to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed Business Combination because they will contain important information about CCAC,

Quanergy and the proposed Business Combination. Shareholders can also obtain copies of the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge at the SEC’s website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu Wang, telephone: +852 3710 6888. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s shareholders in connection with the proposed Business Combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCAC, including their ownership of CCAC’s securities in the definitive proxy statement/prospectus for the Business Combination, which was filed with the SEC on January 6, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCAC’s shareholders in connection with the proposed Business Combination are set forth in the proxy statement/prospectus for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination are included in the proxy statement/prospectus for the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCAC or Quanergy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Unaudited preliminary revenue and cash

The estimates of Quanergy’s 2021 revenue and end-of-year cash and cash equivalents is preliminary and subject to completion, including the completion of audit procedures as of and for the year ended December 31, 2021. As a result, the unaudited preliminary revenue and cash and cash equivalents set forth herein reflects Quanergy’s preliminary estimate with respect to such information, based on information currently available to management, and may vary from its actual financial position as of December 31, 2021. Further, this preliminary estimate is not a comprehensive statement or estimate of Quanergy’s financial results or financial condition as of and for the year ended

December 31, 2021. The unaudited preliminary revenue and cash and cash equivalents amounts included herein have been prepared by, and are the responsibility of, Quanergy’s management. Grant Thornton, Quanergy’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the unaudited preliminary revenue or cash and cash equivalents. It is possible that Quanergy or Grant Thornton may identify items that require Quanergy to make adjustments to the financial information set forth herein. This preliminary estimate should not be viewed as a substitute for financial statements prepared in accordance with accounting principles generally accepted in the United States and they are not necessarily indicative of the results to be achieved in any future period. Accordingly, you should not draw any conclusions based on the foregoing preliminary estimate and should not place undue reliance on this preliminary estimate. Quanergy assumes no duty to update this preliminary estimate except as required by law. Quanergy expects to complete its audited financial statements for the year ended December 31, 2021 subsequent to the closing of the Business Combination.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward- looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including those regarding our expectations for full year 2021 revenue, our expectations for growth in the coming years including the expansion of our portfolio of smart LiDAR solutions, our anticipated market acceptance of our products, including LiDAR technology and perception software, CCAC’s ability to consummate the proposed Business Combination, anticipated timing of the proposed Business Combination, and the combined company’s future products and growth are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the shareholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering in connection with the Business Combination; failure to realize the anticipated benefits of the proposed Business Combination; risk relating to the uncertainty of the projected financial information with respect to Quanergy; the amount of redemption requests made by CCAC’s shareholders; the overall level of consumer demand for Quanergy’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of Quanergy’s securities on the New York Stock Exchange; the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included from time to time in CCAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents CCAC has filed, or will file, with the SEC, including the final amended registration statement on Form S-4 that will include proxy statements/prospectus that CCAC will file with the SEC in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed Business Combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward- looking statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward- looking statements reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this press release. Neither CCAC nor Quanergy gives assurance that either CCAC or Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCAC and Quanergy may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact:

QuanergyIR@ICRinc.com